1934 Act Registration No. 1-31731
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934
                             Dated August 20, 2003




                          CHUNGHWA TELECOM CO., LTD.
                (Translation of registrant's name into English)

                          21-3 Hsinyi Road, Section 1
                                Taipei, Taiwan
                               Republic of China
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                                 Form 40-F ___
         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                            No X
                                     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Enclosures:  (1)  Press release dated August 20, 2003

             (2) Financial Statements as of December 31, 2002 and June 30, 2003 (Unaudited) and for Three Months and Six Months Ended June 30, 2002 and 2003 (Unaudited)

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2003
                                     CHUNGHWA TELECOM CO., LTD.


                                        By:    /s/ Shyue-Ching Lu
                                             ---------------------

                                     Name: Shyue-Ching Lu
                                     Title:   President

Chunghwa Telecom announces 25% sequential increase in EPS in the Second Quarter ended June 30, 2003

Taiwan, August 20, 2003 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT), today announced revenues of NT$45.7 billion, net income of NT$13.3 billion and fully-diluted earnings per common share (EPS) of NT$1.38, or US$0.40 per ADS, for the second quarter ended June 30, 2003.

On a sequential basis, second quarter results represent a 3.3% increase in revenues, a 25% increase in net income and EPS. All figures were prepared in accordance with US GAAP.

The increase in second quarter revenues was driven by growth across all business segments. Fixed Line, Wireless, and Internet and Data divisions grew by 1.9%, 2.9%, and 4.1%, respectively.

Total operating costs and expenses in second quarter decreased by 4.2% compared with the first quarter. This was primarily due to a decrease of NT$0.7 billion in bad debt provisions in the second quarter of 2003. Cost of Services and Depreciation and Amortization expenses also decreased by NT$0.3 billion and NT$0.1 billion in the second quarter of 2003, respectively.

Earnings before interest, tax, depreciation, and amortization (EBITDA) was NT$26.7 billion for the second quarter, representing a 58.5% EBITDA margin. Net income for the second quarter increased by 25% to reach NT$13.3 billion, resulting in a net margin of 29.2% for the period. EPS for the second quarter was NT$1.38 per common share, a 25% increase compared with first quarter EPS of NT$1.11 per common share.

Capital expenditure totaled NT$6.18 billion in the second quarter, representing a 16.04% decrease compared to NT$7.35 billion in the first quarter of 2003. Chunghwa Telecom expects full year capital expenditures to be NT$33 billion.

Cash flow from operations reached NT$19.9 billion in the second quarter compared to NT$19.5 billion in the first quarter. As of June 30, 2003, Chunghwa Telecom has cash and cash equivalents of NT$16.7 billion and total debt of NT$ 700 million.

Business Performance Highlights

Internet and Data Services

o Compared with the first quarter, Internet and Data revenues increased 4.1% to NT$8.9 billion in the second quarter. ADSL is the key driver of growth. As of June 30, 2003, ADSL subscribers totaled 2.04 million, compared to 1.86 million at the end of March 2003. HiNet subscribers increased from 3.40 million as of March 30, 2003 to 3.47 million as of June 30, 2003.

o Broadband ARPU was NT$996 for the six months ended June 30, 2003. Chunghwa Telecom reduced its ADSL tariff in July by 16% to expand the customer base and encourage customers to migrate from lower bandwidth to
     1.5 Mbps ADSL service.

o Leased line revenues increased by 0.5% in the second quarter compared to first quarter. Leased line rental rates remain competitive but demand for local and DLD leased lines services increased in the second quarter as a result of the launch of new 3G operators.

Wireless Services

o Total wireless revenues in second quarter increased 2.9% quarter-on-quarter to NT$16.6 billion.

o Chunghwa Telecom retained its leading market share through strong marketing activities and competitive tariff packages. As of June 2003, Chunghwa Telecom had 7.76 million mobile subscribers, representing a 1.9% quarter-on-quarter increase. The company's market share was 35% based on revenues and 31% based on subscribers.

o The company's blended mobile ARPU of NT$711 remains the highest in Taiwan. Although ARPU declined by on a year-on-year basis, it increased by 0.7% on a quarter-on-quarter basis.

Fixed Line Services

o Total fixed line revenues increased 1.9% to NT$19.5 billion in the second quarter compared to the first quarter.

o Seasonal effects as well as the positive impact from SARS more than offset the effects of narrowband-to-broadband and fixed-to-mobile migration, resulting in positive revenue growth in both local and domestic long distance businesses. Similarly, international long distance revenues increased by 1.8% in the second quarter, benefiting from the growth in the wholesale business.

Financial Statements

Financial statements can be found on our website: www.cht.com.tw
Financial operational data can be found here.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX:2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line services, mobile services and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements
Except for statements in respect of historical matters, the statements made in this press conference contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled "Risk Factors" in Chunghwa Telecom's Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared contain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.


For inquiries:

Fufu Shen
Investor Relations
+886 2 2344 4634
ffshen@cht.com.tw

                          Chunghwa Telecom Co., Ltd.


               FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND
              JUNE 30, 2003 (UNAUDITED) AND FOR THREE MONTHS AND
              SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

                          CHUNGHWA TELECOM CO., LTD.

                                BALANCE SHEETS
            (Amounts in millions, except shares and par value data)



                                                                 December 31,                  JUNE 30
A S S E T S                                      Notes             2002               2003              2003
-----------                                    ---------        ----------         ----------        -------
                                                                     NT$                NT$               US$
                                                                                  (UNAUDITED)        (UNAUDITED)
                                                                                                     (NOTE 3)

CURRENT ASSETS
Cash and cash equivalents                      2, 4, 18         $    7,652         $   16,671        $     482
Trade notes and accounts receivable - net      2, 5                 17,211             16,533              478
Inventories                                    2                     1,164              1,426               41
Prepaid expenses                                                       486              2,811               81
Deferred income taxes                          2, 14                16,845             16,898              488
Other current assets                           6                     1,929              2,415               70
                                                                ----------         ----------        ---------
  Total Current Assets                                              45,287             56,754            1,640
                                                                ----------         ----------        ---------

INVESTMENTS
IN UNCONSOLIDATED
COMPANIES                                      2, 7, 18              3,727              3,425               99
                                                                ----------         ----------        ---------

PROPERTY, PLANT AND EQUIPMENT -
NET                                            2, 8, 15            338,388            326,942            9,446
                                                                ----------         ----------        ---------

INTANGIBLE ASSETS
Prepaid pension cost                           2, 13                24,032             29,365              848
3G concession                                  2                    10,179             10,179              294
Patents and computer software - net            2                       212                228                7
                                                                ----------         ----------        ---------
  Total Intangible Assets                                           34,423             39,772            1,149
                                                                ----------         ----------        ---------

OTHER ASSETS
Deferred income taxes - non-current            2, 14                 3,464              3,165               92
Other                                          18                    3,364              3,371               97
                                                                ----------         ----------        ---------
  Total Other Assets                                                 6,828              6,536              189
                                                                ----------         ----------        ---------





    TOTAL ASSETS                                                $  428,653         $  433,429        $  12,523
                                                                ==========         ==========        =========







LIABILITIES AND STOCKHOLDERS'                                       December 31,                        June 30
EQUITY                                             Notes               2002                   2003                  2003
--------------------------------------------       -------          -----------            ----------             ------
                                                                       NT$                    NT$                   US$
                                                                                           (UNAUDITED)            (UNAUDITED)
                                                                                                                  (NOTE 3)
CURRENT LIABILITIES
Trade notes and accounts payable                                    $   11,217             $    9,191            $     266
Income tax payable                                                       6,172                  5,773                  167
Accrued expenses                                   9                    13,804                 11,969                  346
Accrued pension liabilities                        2, 13                32,226                 39,515                1,142
Current portion of deferred income                 2                     3,957                  3,509                  102
Dividends payable                                                            -                 38,591                1,115
Customers' deposits                                18                   11,975                 11,390                  329
Other current liabilities                          10, 15               17,574                 13,981                  402
                                                                    ----------             ----------            ---------
  Total Current Liabilities                                             96,925                133,919                3,869
                                                                    ----------             ----------            ---------

OTHER LIABILITIES
Deferred income - net of current portion           2                    13,855                 12,663                  366
Long-term loans                                    11, 18               17,700                    700                   20
Other                                                                      153                    233                    7
                                                                    ----------             ----------            ---------
  Total Other Liabilities                                               31,708                 13,596                  393
                                                                    ----------             ----------            ---------
  Total Liabilities                                                    128,633                147,515                4,262
                                                                    ----------             ----------            ---------

COMMITMENTS AND CONTINGENT
LIABILITIES                                        16

STOCKHOLDERS' EQUITY                               12
Capital stock - NT$10 (US$0.29) par value;
  authorized, issued and outstanding -
  9,647,724,900 common shares                                           96,477                 96,477                2,787
Capital surplus                                                        133,862                134,350                3,882
Retained earnings                                                       69,681                 55,087                1,592
                                                                    ----------             ----------            ---------
  Total Stockholders' Equity                                           300,020                285,914                8,261
                                                                    ----------             ----------            ---------

    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                                            $  428,653             $  433,429            $  12,523
                                                                    ==========             ==========            =========


                  The accompanying notes are an integral part of the financial statements.

                          CHUNGHWA TELECOM CO., LTD.

                           STATEMENTS OF OPERATIONS
          (Amounts in millions, except shares and per share and per ADS data)

                                                  THREE MONTHS ENDED JUNE 30                   SIX MONTHS ENDED JUNE 30
                                                  --------------------------                   ------------------------
                                      Notes      2002         2003          2003           2002         2003            2003
                                      -----   ---------    ---------     ---------      ----------    ---------       -------
                                                NT$          NT$            US$            NT$          NT$             US$
                                             (UNAUDITED)  (UNAUDITED)    (UNAUDITED)    (UNAUDITED)  (UNAUDITED)     (UNAUDITED)
                                                                          (NOTE 3)                                   (NOTE 3)

SERVICE REVENUES                      2      $   44,279   $      45,688    $    1,320     $   87,472      $  89,910    $    2,598
                                             ----------   -------------    ----------     ----------      ---------    ----------

OPERATING COSTS AND EXPENSES          2
Costs of services,excluding
depreciation and amortization                    13,605          13,933           403         27,084         28,153           813
Marketing, excluding depreciation
and amortization                      2           3,955           4,277           124          7,084          9,338           270
Generaland administrative,
excluding depreciation and
amortization                                        651             625            18          1,435          1,373            40
Research and development, excluding
depreciation and amortization         2             607             599            17          1,154          1,202            35
Depreciation and amortization -
costs of services                                 9,859           9,769           282         18,934         19,634           567
Depreciation and amortization -
operating expenses                                  591             630            18          1,202          1,280            37
                                             ----------       ---------     ---------     ----------      ---------     ---------
  Total Operating Costs and Expenses             29,268          29,833           862         56,893         60,980         1,762
                                             ----------       ---------     ---------     ----------      ---------     ---------

INCOME FROM OPERATIONS                           15,011          15,855           458         30,579         28,930           836
                                             ----------       ---------     ---------     ----------      ---------     ---------

OTHER INCOME
Interest                                             67              28             1             85             46             1
Equity in net income of
unconsolidated companies              2, 7          167              32             1            112              -             -
Other income                                        484             558            16          1,222          1,146            33
                                             ----------       ---------     ---------     ----------      ---------     ---------
  Total Other Income                                718             618            18          1,419          1,192            34
                                             ----------       ---------     ---------     ----------      ---------     ---------

OTHER EXPENSES
Interest                                             57              12             -             72             22             1
Equity in net loss of unconsolidated
companies                             2, 7            -              -              -              -             68             2
Other expense                                        55              99             3            300            146             4
                                             ----------       ---------     ---------     ----------      ---------     ---------
  Total Other Expenses                              112             111             3            372            236             7
                                             ----------       ---------     ---------     ----------      ---------     ---------

INCOME BEFORE INCOME TAX                         15,617          16,362           473         31,626         29,886           863

INCOME TAX                            2, 14       3,097           3,031            88          6,423          5,889           170
                                             ----------       ---------     ---------     ----------      ---------     ---------

NET INCOME                                   $   12,520       $  13,331     $     385     $   25,203      $  23,997     $     693
                                             ==========       =========     =========     ==========      =========     =========

NET INCOME PER SHARE                  2           $1.30           $1.38         $0.04          $2.61          $2.49         $0.07
                                                  =====           =====         =====          =====          =====         =====

WEIGHTED-AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 9,647,724,900   9,647,724,900 9,647,724,900  9,647,724,900  9,647,724,900 9,647,724,900
                                          =============   ============= =============  =============  =============  ============

NET INCOME PER PRO FORMA
EQUIVALENT ADS                         2         $12.97          $13.81         $0.40         $26.12         $24.87         $0.72
                                                 ======          ======         =====         ======         ======         =====

WEIGHTED-AVERAGE NUMBER OF
PRO FORMA EQUIVALENT ADSs
OUTSTANDING                                 964,772,490     964,772,490   964,772,490   964,772,490     964,772,490    964,772,490
                                           ============     ===========   ===========  ============     ===========    ===========


   The accompanying notes are an integral part of the financial statements.

                          CHUNGHWA TELECOM CO., LTD.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   (Amounts in millions, except shares data)



                                        CAPITAL STOCK                                   RETAINED EARNINGS               TOTAL
                                        -----------------------              ----------------------------
                                        Common                   CAPITAL     Legal    Special Unappropriated          STOCKHOLDERS'
                                        Shares         Amount    SURPLUS     Reserve  Reserve  Earnings      Total        EQUITY
                                        -------------  --------  ---------   -------  -------  ----------    ------   -------------
                                                         NT$       NT$         NT$      NT$       NT$        NT$         NT$


BALANCE, DECEMBER 31, 2001 (IN NT$)     9,647,724,900  $ 96,477  $133,820   $21,379  $  2,675    $ 35,306     $59,360   $289,657

Additional capital contributed
  by government (Unaudited)                         -         -        22         -         -           -           -         22

Appropriations and distributions
of 2001 earnings: (Unaudited)
       Legal reserve                                -         -         -     3,727         -   (   3,727)          -          -

       Dividends declared                           -         -         -         -         -   (  33,767)  (  33,767)  ( 33,767)

Net income for the six months
  ended June 30, 2002 (Unaudited)                   -         -         -         -         -      25,203      25,203     25,203
                                        -------------   -------  --------   -------  --------    --------     -------   --------

BALANCE, JUNE 30, 2002
  (IN NT$)(UNAUDITED)                   9,647,724,900   $96,477  $133,842   $25,106  $  2,675    $ 23,015     $50,796   $281,115
                                       ==============   =======  ========   =======  ========    ========     =======   ========


BALANCE, DECEMBER 31, 2002 (IN NT$)     9,647,724,900   $96,477  $133,862   $25,106  $  2,675    $ 41,900     $69,681   $300,020

Additional capital contributed
  by government (Unaudited)                         -         -        25         -         -           -           -         25

Additional capital contributed
  by the MOTC through selling shares
  to employees at a discounted
  price (Unaudited)                                 -         -       463         -         -           -           -        463

Appropriations and distributions
  of 2002 earnings: (Unaudited)
       Legal reserve                                          -         -     4,331        -    (   4,331)          -          -
       Dividends declared                           -         -         -         -        -    (  38,591)   ( 38,591)   (38,591)

Net income for the six months
  ended June 30, 2002 (Unaudited)                   -         -         -         -         -      23,997      23,997     23,997
                                      ---------------   -------  --------   -------  --------    --------  ----------   --------

BALANCE, JUNE 30, 2003
  (IN NT$) (UNAUDITED)                  9,647,724,900   $96,477  $134,350   $29,437  $  2,675    $ 22,975  $   55,087   $285,914
                                      ===============   =======  ========   =======  ========    ========  ==========   ========

BALANCE, JUNE 30, 2003
  (IN US$) (UNAUDITED) (NOTE 3)         9,647,724,900   $ 2,787  $  3,882   $   851  $     77    $    664  $    1,592   $  8,261
                                      ===============   =======   =======   =======  ========    ========  ==========   ========

   The accompanying notes are an integral part of the financial statements.


                          CHUNGHWA TELECOM CO., LTD.

                           STATEMENTS OF CASH FLOWS
                             (Amounts in millions)



                                                                                   SIX MONTHS ENDED JUNE 30
                                                                                   -------------------------
                                                                           2002              2003             2003
                                                                        ---------         ---------        -------
                                                                             NT$              NT$               US$
                                                                         (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
                                                                                                              (NOTE 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                               $   25,203        $   23,997       $      693
Adjustments to reconcile net income to net cash
provided by operating activities:
     Provision for doubtful accounts                                            327             1,783               52
     Depreciation and amortization                                           20,136            20,914              604
     Net loss on disposal of scrap inventories and
       property, plant and equipment                                             50                 -                -
     Equity in net loss (net income) of unconsolidated
       companies                                                       (        112)               68                2
     Stock compensation expenses for shares issued to
       employees at a discount                                                    -               463               14
     Deferred income taxes                                                      382               246                7
     Changes in operating assets and liabilities:
         Decrease (increase) in:
             Trade notes and accounts receivable                       (      3,094)     (      1,060)    (         31)
             Inventories                                               (      2,866)     (      2,180)    (         63)
             Prepaid expenses                                          (      1,966)     (      2,325)    (         67)
             Other current assets                                               755      (        531)    (         15)
             Other assets                                                     1,080      (         58)    (          2)
         Increase (decrease) in:
             Trade notes and accounts payable                          (        822)     (        108)    (          3)
             Income tax payable                                               3,196      (        399)    (         12)
             Accrued expenses                                          (      2,455)     (      1,835)    (         53)
             Customers' deposits                                       (        556)     (        585)    (         17)
             Other current liabilities                                          976               591               17
             Accrued pension liabilities                                      1,700             1,956               57
             Deferred income                                           (      1,614)     (      1,640)    (         47)
             Other liabilities                                         (          9)               80                2
                                                                         ----------        ----------       ----------
Net Cash Provided by Operating Activities                                    40,311            39,377            1,138
                                                                         ----------        -----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of investments in unconsolidated
companies                                                              (      2,000)                -                -
Proceeds from disposal of investments in unconsolidated companies                 -               234                7
Acquisitions of property, plant and equipment                          (     17,739)     (     13,534)    (        391)
Proceeds from disposal of property, plant and equipment                         203                 5                -
Payment on 3G concession                                               (     10,179)                -                -
Acquisitions of patents and computer software                          (         51)     (         88)    (          3)
                                                                        -----------        ----------       ----------
Net Cash Used in Investing Activities                                  (     29,766)     (     13,383)    (        387)
                                                                         ----------        ----------       ----------
(Forward)


                                                                                  SIX MONTHS ENDED JUNE 30
                                                                                  -------------------------
                                                                           2002              2003             2003
                                                                        ---------         ---------        -------
                                                                             NT$              NT$               US$
                                                                         (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
                                                                                                             (NOTE 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Avail of short-term loans                                                $   13,000        $        -       $        -
Proceeds from long-term loans                                                11,700                 -                -
Payments on principal of long-term loans                                 (   17,000)     (     17,000)    (        491)
Additional capital contributed by government                                     22                25                1
                                                                         ----------        ----------       ----------
Net Cash Provided by (Used in) Financing Activities                           7,722      (     16,975)    (        490)
                                                                         ----------        ----------       ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                    18,267             9,019              261

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                4,643             7,652              221
                                                                         ----------        ----------       ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $   22,910        $   16,671       $      482
                                                                         ==========        ==========       ==========

SUPPLEMENTAL INFORMATION
Interest paid                                                            $      224        $       82       $        2
                                                                         ==========        ==========       ==========
Income tax paid                                                          $    2,844        $    6,040       $       75
                                                                         ==========        ==========       ==========

NON-CASH FINANCING ACTIVITIES
Dividends payable                                                        $   33,767        $   38,591       $    1,115
                                                                         ==========        ==========       ==========





   The accompanying notes are an integral part of the financial statements.

                          CHUNGHWA TELECOM CO., LTD.

                    NOTES TO FINANCIAL STATEMENTS (Amounts
          in millions of New Taiwan Dollars, unless stated otherwise)


 1.  GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

     As a "dominant telecommunications service provider" of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company's common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company's common shares were also sold to its employees in October 2000, October 2001, November 2002, January 2003, April 2003, and June 2003. Certain of the Company's common shares were also sold in an international offering of securities in the form of American Depository Shares ("ADS") in July 2003. In addition, the MOTC intends to sell certain of the Company's common shares in the ROC and throughout the process to the Company's employees. The MOTC owns 65.99% shares of the Company as of August 1, 2003.

     The Company's common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.


 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation. The Company maintains its accounting books and records based on the ROC Government regulations and generally accepted accounting principles in the ROC ("ROC GAAP"). The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States ("US GAAP").

     The financial statements as of June 30, 2003 and for the three and six months ended June 30, 2002 and 2003 included herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of results for the interim periods have been made. The results of the Company for interim periods are not necessarily indicative of results of the Company to be expected for the full fiscal year.

     Use of estimates. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

     Foreign currency transactions. The functional currency of the Company is the local currency, the New Taiwan dollar (NT$). Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders' equity.

     b.  Other assets and liabilities - credited or charged to current income.

     Cash equivalents. Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

     Inventories. Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

     Investments in unconsolidated companies. Investments in shares of stock in companies where the Company exercises significant influence over their operating and financial policy decisions are accounted for using the equity method. The difference between the investment cost and the Company's proportionate share in the net assets of the investee at the date of acquisition is amortized using the straight-line method over five years, which difference is fully amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

     Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

     The costs of investments sold are determined using the weighted-average method.

     Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets' estimated useful life using the straight-line method.

     The estimated useful lives are as follows:

                                               Useful Life
                                                 (Years)
     Buildings and improvements                   10-60
     Telecommunications equipment:
           Transmission equipment                  9-15
           Exchange equipment                      6-12
     Miscellaneous equipment                       3-10

     Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

     Losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

     Valuation of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. No impairment charge was recorded throughout the periods presented in the accompanying financial statements.

     3G Concession. This is the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication - 2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the "3G concession"). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the "DGT", the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is currently subject to testing under SFAS No.144 "Accounting for the Impairment or Disposal of Long-lived Assets".

     Patents and computer software. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the three months ended June 30, 2002 and 2003 were NT$29 million (unaudited) and NT$38 million (unaudited), respectively, and NT$58 million (unaudited) and NT$72 million (unaudited) for the six months ended June 30, 2002 and 2003, respectively.

     Accumulated amortization was NT$659 million as of December 31, 2002, and NT$731 million (unaudited) as of June 30, 2003.

     Deferred income. Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

     The average expected customer service periods (in years) are as follows:

                                     AS OF             AS OF
                                    JUNE 30, 2002   JUNE 30, 2003
                                   --------------   -------------
                                    (UNAUDITED)       (UNAUDITED)

     Fixed-line                   14.0              13.0
     Cellular                      6.0               6.0
     Paging                        2.0               2.0
     Internet                      3.0               3.0



     Revenue recognition. The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin ("SAB") No. 103, Topic 13, "Revenue Recognition".

     The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,265 million as of December 31, 2002, and NT$1,317 million (unaudited) as of June 30, 2003, and are included in accounts receivable in the accompanying balance sheets.

     Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

     Concentrations. For all periods presented, no individual customer or supplier constituted more than 10% of the Company's revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company's operations. The Company invests its cash with several high-quality financial institutions.

     Pension costs. Pension costs are recorded on the basis of actuarial calculations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions", and are disclosed in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". As a foreign registrant, the Company adopted

     SFAS No. 87 on July 1, 1996 since it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company has allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

     Advertising and promotional expenses. Advertising and promotional expenses are charged to income as incurred. These expenses were NT$423 million (unaudited) and NT$203 million (unaudited) for the three months ended June 30, 2002 and 2003, respectively, and NT$486 million (unaudited) and NT$512 million (unaudited) for the six months ended June 30, 2002 and 2003, respectively.

     Research and development costs. Research and development costs are charged to income as incurred.

     Employee stock compensation. In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

     Income tax. The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

     Income taxes on undistributed earnings (10%) generated after 1998 are recorded as expense in the current year.

     Comprehensive income. Comprehensive income includes all changes in equity (net assets) during a period from sources other than the stockholders. The balance of comprehensive income is zero for all balance sheet dates presented.

     Net income per share and per pro forma equivalent ADS. Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per pro forma equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS is expected to represent ten common shares.

     Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company assessed the impact of the adoption as required on January 1, 2003 of this standard and believes that there is no material impact on the accompanying financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, "Elements of Financial Statements". SFAS No. 146 superceded EITF No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in Restructuring)", which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. SFAS No. 146 applies to future restructuring activities and the application of SFAS No. 146 has no impact on the accompanying financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amended FASB No. 123 "Accounting for Stock Based Compensation". This statement provides alternative methods, of transition for an equity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This statement also amended the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This statement is effective January 1, 2003 and there was no material impact on the accompanying financial statements.

     In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. There was no material impact on the accompanying financial statements.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities -- an Interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN No. 46 requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the entity obtains an interest after that date. For variable interest entities acquired before February 1, 2003, the effective date for the company is July 1, 2003. The Company does not expect application to have a material impact on the accompanying financial statements.

     In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition, but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe there will be a significant impact of this consensus on its results of operations, financial position and cash flows.

     In January 2003, the EITF reached a consensus on EITF 02-18, "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition." This consensus states that if an additional investment, in whole or in part, represents the funding of prior losses for an equity-method investee, the investor should recognize the previously suspended losses. This determination would be based on various factors including whether the investment results in an increased ownership percentage, the fair value of the consideration received is equivalent to the consideration paid and whether the investment is acquired from a third party or directly from an investee. If any of these provisions are met, the additional investment would generally not be considered as funding prior losses. When appropriate to recognize prior losses, the amount recognized would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus will be effective for additional investments made after February 5, 2003. There has been no significant impact to the Company's results of operations, financial position and cash flows since the effective date of this consensus.

     In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003. The Company has not entered into any contracts or modified any contracts. Accordingly, the application of SFAS No. 149 does not have a material impact on the accompanying financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The Company does not expect the adoption of SFAS No. 150 to have a significant impact on its financial statements.


 3. U.S. DOLLAR AMOUNTS

     The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2003, which was NT$34.61 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

 4.CASH AND CASH EQUIVALENTS

                                               December 31,      June 30,
                                                  2002             2003
                                               --------------  ------------
                                                   NT$             NT$
                                                               (UNAUDITED)

     Cash and bank deposits                    $    2,460         $    3,540
     Commercial paper purchased                     5,192             13,131
                                               ----------         ----------

                                               $    7,652         $   16,671
                                               ==========         ==========


 5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The changes in this account are summarized as follows:

                                                        SIX MONTHS ENDED
                                                           JUNE 30
                                                   2002               2003
                                                 -----------        ------
                                                     NT$                NT$
                                                    (UNAUDITED) (UNAUDITED)

    Balance, beginning of period                $    5,008         $    7,505
    Provision for doubtful accounts                    327              1,738
    Trade notes and accounts
      receivable written off                    (      949)       (     1,275)
                                                 ----------         ----------

    Balance, end of period                      $    4,386         $    7,968
                                                 ==========         ==========


 6.  OTHER CURRENT ASSETS

                                               December 31,       June 30,
                                                2002                2003
                                                ----                ----
                                                NT$                 NT$
                                                                 (UNAUDITED)

     Other receivables - net                   $    1,800         $    2,060
     Prepayments                                       52                289
     Miscellaneous                                     77                 66
                                               ----------         ----------

                                               $    1,929         $    2,415
                                               ==========         ==========


7. INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The investments in unconsolidated companies comprise the following:

                                                                           December 31,                  June 30,
                                                                              2002                         2003
                                                                      ---------------------       ---------------------
                                                                                       % of                       % of
                                                                       Carrying       Owner-      Carrying       Owner-
                                                                        Value         ship          Value        ship
                                                                        ------       ------        -------      ------
                                                                          NT$                        NT$
                                                                                                 (UNAUDITED)  (UNAUDITED)

     Equity investees:
         Taiwan International Standard Electronics
         ("TISE")                                                      $ 435           40         $ 377           40
         Chunghwa Investment ("CHI")                                     982           49           972           49
                                                                       -----                      -----
                                                                       1,417                      1,349
                                                                       -----                      -----
     Cost investees:
         Taipei Financial Center ("TFC")                               2,000           12         2,000           12
         Lucent Technologies Taiwan Telecom
         ("Lucent")                                                      234           15             -            -
         RPTI International ("RPTI")                                      71           12            71           12
         Siemens Telecommunication Systems
         ("Siemens")                                                       5           15             5           15
                                                                       -----                      -----
                                                                       2,310                      2,076
                                                                       -----                      -----

                                                                       $3,727                     $3,425
                                                                       ======                     ======


     TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months and six months ended June 30, 2002 and 2003, respectively.

     CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and six months ended June 30, 2002 and 2003, respectively.

     The investments in TFC, RPTI and Siemens have no quoted market values and are carried at their original costs which approximate fair value. The investment in Lucent was sold at its carrying value in June, 2003.


8. PROPERTY, PLANT AND
   EQUIPMENT - NET

                                                                                      December 31,         June 30,
                                                                                          2002                2003
                                                                                        ----------          ------
                                                                                             NT$                NT$
                                                                                                         (UNAUDITED)

     Cost
           Land                                                                         $   42,142          $   42,303
           Buildings and improvements                                                       51,528              53,300
           Telecommunications equipment                                                    594,786             606,989
           Miscellaneous equipment                                                          26,931              23,965
                                                                                        ----------          ----------
           Subtotal                                                                        715,387             726,557
                                                                                        ----------          ----------



                                      15

(Forward) Accumulated depreciation
           Buildings and improvement                                                        10,154              10,704
           Telecommunications equipment                                                    395,791             410,599
           Miscellaneous equipment                                                          19,732              16,980
                                                                                        ----------          ----------
           Subtotal                                                                        425,677             438,283
                                                                                        ----------          ----------
     Construction in progress                                                               48,582              38,162
                                                                                        ----------          ----------
           Advances related to acquisitions of equipment                                        96                 506
                                                                                        ----------          ----------

     Property, plant and equipment - net                                                $  338,388          $  326,942
                                                                                        ==========          ==========


     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC government (through the MOTC) transferred to the Company certain land and buildings with carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of December 31, 2002 and June 30, 2003, titles to land and buildings with carrying value of NT$ 617 million and NT$517 million (unaudited) were still in the name of the NPB, respectively.

     The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$7,871 million and NT$7,105 million (unaudited) as of December 31, 2002 and June 30, 2003, respectively. The Company does not carry comprehensive insurance on all properties.


9.  ACCRUED EXPENSES

                                               December 31,        June 30,
                                                   2002              2003
                                                   ----              ----
                                                    NT$                NT$
                                                                   (UNAUDITED)

     Accrued compensation                      $    8,862          $    8,871
     Accrued franchise fees                         2,369               1,188
     Other accrued expenses                         2,573               1,910
                                               ----------          ----------

     Total                                     $   13,804          $   11,969
                                               ==========          ==========



10.  OTHER CURRENT LIABILITIES

                                                December 31,          June 30,
                                                  2002                 2003
                                                     NT$                NT$
                                                                    (UNAUDITED)


     Advances from subscribers                  $    5,897          $    5,867
     Payables to construction suppliers              4,075               1,004
     Amounts collected in trust for others           3,443               3,848
     Payables to equipment suppliers                 1,933                 832
     Miscellaneous                                   2,226               2,430
                                                ----------          ----------

     Total                                      $   17,574          $   13,981
                                                ==========          ==========


11. LONG-TERM LOANS

     Long-term loans consist of the following:


                                               December 31,         June 30,
                                                 2002                2003
                                               ----------          ------
                                                    NT$                NT$
                                                                (UNAUDITED)


     Syndicated Loans                          $   17,000          $        -
     Common Tunnel Fund                               700                 700
                                               ----------          ----------

     Total                                     $   17,700          $      700
                                               ==========          ==========


     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allow the Company to obtain unsecured credit until December 16, 2005. The aggregate outstanding principal amounts as of December 31, 2002 (consisting of three separate loans of NT$8 billion, NT$7 billion and NT$2 billion) are due on December 16, 2005. These loans bear fixed annual interest rates ranging from 1.58% to 1.70% for the years ended December 31, 2002. As of June 30, 2003, the Company prepaid NT$17 billion of the outstanding balances of these syndicated loans.

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2002 and June 30, 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.


12. STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares. Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares. The MOTC, as the holder of those preferred shares, needs to consent to any change in the name of the Company, change in the scope of the business of the Company and any transfer of a substantial portion of the Company's business or property. In addition, the holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2002, the amount of retained earnings available for dividends was NT$43,570 million and was based on earnings as determined using ROC government regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the

     Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. In addition, if the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

     The MOTC, as part of the privatization plan of the Company, offered for sale to both corporate and individual investors 289,431,000 common shares of the Company between the period from August 16, 2000 to August 19, 2000 through an auction whereby the minimum price per share was set at NT$104. The minimum price was set on July 20, 2000 by an evaluation committee designated by the MOTC. The actual number sold was 206,627,000 common shares of the Company at an average price of approximately NT$109 per share for total proceeds of NT$22,549 million.

     From September 6, 2000 to September 14, 2000, the MOTC offered for sale to individual investors 1,334,982,000 common shares of the Company at NT$104 per share, of which only 65,832,000 common shares were sold for total proceeds of NT$6,847 million.

     From June 7, 2001 to June 20, 2001, the MOTC offered for sale to both corporate and individual investors 482,386,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$57.00 and NT$60.50. The MOTC sold 173,484,000 common shares for total proceeds of NT$9,950 million.

     On December 25, 2002, the MOTC offered and sold to corporate investors 1,300,000,000 common shares of the Company at NT$50.30 per share for total proceeds of NT$65,390 million.

     From March 3, 2003 to March 5, 2003, the MOTC offered for sale to both corporate and individual investors 100,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$51 and NT$52. The MOTC sold 7,424,000 common shares for total proceeds of NT$380 million.

     From April 10, 2003 to April 16, 2003, the MOTC offered for sale to both corporate and individual investors 500,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$49 and NT$50. The MOTC sold 165,830,000 common shares for total proceeds of NT$8,276 million.

     On July 17, 2003, the MOTC offered for sale to both corporate and individual investors 200,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set at NT$49. The MOTC sold 200,000,000 common shares for total proceeds of NT$9,800 million.

     The MOTC, as a part of privatization plan of the Company, offered for sale in the form of American Depository Shares ("ADS") 96,500,000 shares on July 17, 2003 and 14,475,000 shares on July 24, 2003 (one ADS represents ten common shares) whereby the price per ADS was set at US$14.24 (NT$49 per common share). The MOTC sold 110,975,000 ADSs, representing

     1,109,750,000 common shares, for total proceeds of US$1,580 million (NT$54,307 million).

     The MOTC, in connection with the privatization plan of the Company, sold, at discounted prices, to employees 3,051,786 shares from October 12, 2000 to October 16, 2000, 683,455 shares from October 4, 2001 to October 8, 2001, 40,856,440 shares from January 15, 2003 to January 24, 2003,
     215,251 shares from April 2, 2003 to April 4, 2003 and 4,806,292 shares from June 2, 2003 to June 6, 2003 for total consideration of NT$255 million, NT$28 million, NT$1,645 million, NT$ 9 million and NT$189 million, respectively. The terms of the offers for the share purchases provided that substantially all full-time employees meeting limited employment qualifications may participate on an equitable basis taking into account service years, rank, level, salary and position, and performance. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were offered and sold at a price similar to the price for those common shares sold to individual and corporate investors, which were NT$104, NT$51.20, NT$50.30, NT$51 AND NT$49 per share, respectively. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the "holding periods"), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$53 million (unaudited) and NT$463 million (unaudited) as compensation expense for the three months and six months ended June 30, 2003 for the shares purchased by employees in 2003 that were subject to a discount. In addition, the MOTC sold 1,000,004 common shares, 10,424 common shares, 1,373,151 common shares, 7,481 common shares and 67,035 common shares to employees at their undiscounted price of NT$104 per share, NT$51.20 per share, NT$50.30 per share, NT$51 per share and NT$49 per share, respectively, for total consideration of NT$104 million, NT$1 million, NT$69 million, NT$0.4 million and NT$3 million, respectively.

     The MOTC, in connection with the compensation of the employees, sold to employees 209,337 shares from October 29, 2001 to November 7, 2001 and 293,589 shares from November 1, 2002 to November 7, 2002 for total consideration of NT$2 million and NT$3 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods.


13. PENSION PLAN

     At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as "Plan A") covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC government) and the second plan (hereinafter referred to as "Plan B") covers all other employees of the Company (hereinafter referred to as "non-civil service eligible employees"). The adoption of two pension plans is necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

     Plan A provides benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as "pensionable salary"), and
     (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provides benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A is funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B is funded at an amount equivalent to 2% to 15% of the monthly salary.

     The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to shareholders' equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years and seventeen years for civil service eligible employees and non-civil service eligible employees, respectively.

     On June 23, 1997, the Council for Economic Planning and Development of the ROC government officially instructed the Company to complete its privatization by June 30, 2001. Effective on the privatization date, except for those who will have reached the mandatory retirement age (age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees will receive pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises ("Guidelines"), as required by the ROC government for state-owned enterprises instructed to undergo privatization plans. The employees not covered by the Guidelines will continue to receive benefits either as Plan A or Plan B participants.

     Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees' past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as "separated employees") will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the "additional separation payments"); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as "privatized company employees") will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as "redundant employees") will receive redundancy benefits equivalent to the amount computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as "redundancy benefit payments"). The six-month portion of the additional separation payments and the redundancy benefit payments will be paid by the MOTC and the one-month portion will be paid by the Company.

     The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the plan amendment described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs associated with the plan amendment exclude any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines are accounted for as special termination benefits and will be recognized in the period when the employee accepts the offer while the redundancy benefit payments will be recognized in the period management has approved a plan of termination.

     On December 2, 1999, in order to increase operational efficiency, the Company approved a Special Retirement Incentive Program ("Program"). The employees eligible under the Program, except those who would have reached the mandatory retirement age during its effectiveness, are those: (a) who have worked with the Company for at least five years and who are at least 60 years of age, (b) who have worked with the Company for at least 25 years, (c) who have worked with the Company for at least fifteen years and who are at least 55 years of age, (d) who are at least 45 years old,
     (e) who are unable to return to work after an extended illness, and (f) special cases approved by a special committee. The Program allowed eligible employees who elected to voluntarily leave the Company between the period from June 1, 2000 through June 30, 2001 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until June 30, 2001 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income upon the employees acceptance of the terms of the Program. The Company recognized termination benefits of NT$2,284 million for the year ended June 30, 2000 and NT$2,413 million for the year ended December 31, 2001. No employee accepted the terms of the Program during the six months ended December 31, 2000.

     On November 14, 2000, the Statute of Chunghwa Telecom Co., Ltd. was amended to effectively adjust the salaries of certain civil service eligible employees, which adjustment should be completed at least six months prior to the privatization. In addition, the service years as contractual employees rendered prior to the incorporation of the Company on July 1, 1996 is included in determining the total service years of certain employees for purposes of determining the benefit obligation under the Plan. The change in benefit obligation attributable to the salary adjustment has been accounted for as an actuarial loss while the change in the benefit obligation attributable to the recognition of additional service years as contractual employees, which approximated NT$785 million, was accounted for as unrecognized prior service cost.

     On December 31, 2000, the Legislative Yuan approved the ROC government budget for the calendar year 2001 (the "Budget"). The Budget assumed that the proceeds from the privatization of the Company would be in the fourth quarter of the calendar year 2001, thereby formalizing the ROC government's approval to delay the privatization. The MOTC also instructed the Company to complete its privatization by December 31, 2001. The change in the privatization date to December 31, 2001 was viewed as a change in the plan assumption, and, accordingly, the resulting adjustment in the projected benefit obligation accounted for as an actuarial gain.

     The privatization of the Company was not completed on December 31, 2001, primarily as a result of unfavorable conditions in the capital markets. The MOTC has informed the Company by a letter sent on December 28, 2001 that the new target privatization date is December 31, 2003. The Company will account for the change in the privatization date also as a change in the assumption with the resulting adjustment in the projected benefit obligation accounted for as an actuarial gain.

     In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company's pension computation as of December 31, 2002 and June 30, 2003. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as contributed capital and recorded in stockholders' equity.

     Pension costs amounted to NT$1,008 million (unaudited) and NT$1,035 million (unaudited) for the three months ended June 30, 2002 and 2003, respectively, and NT$2,015 million (unaudited) and NT$2,069 million (unaudited) for the six months ended June 30, 2002 and 2003, respectively. The Company's contributions to the retirement plan were NT$65 million (unaudited) and NT$56 million (unaudited) for the three months ended June 30, 2002 and 2003, and NT$316 million (unaudited) and NT$113 million (unaudited) for the six months ended June 30, 2002 and 2003, respectively.


14. INCOME TAX

     The components of income tax are as follows:

                                                                     Three Months Ended              Six Months Ended
                                                                          June 30                        June 30
                                                                -----------------------------  --------------------------
                                                                   2002           2003            2002           2003
                                                                -------------  --------------  -------------  -----------
                                                                    NT$            NT$             NT$            NT$
                                                                (Unaudited)    (Unaudited)     (Unaudited)    (Unaudited)


     Current                                                    $    2,820     $    2,942      $    6,041     $    5,643
     Deferred                                                          277             89             382            246
                                                                ----------     ----------      ----------     ----------

                                                                $    3,097     $    3,031      $    6,423     $    5,889
                                                                ==========     ==========      ==========     ==========


     A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations is as follows:


                                                                   Three Months Ended               Six Months Ended
                                                                        June 30                          June 30
                                                              -----------------------------  ----------------------------
                                                                   2002           2003            2002           2003
                                                              -------------  --------------  -------------  -------------
                                                                   NT$             NT$            NT$             NT$
                                                               (Unaudited)    (Unaudited)     (Unaudited)    (Unaudited)

     Income tax expense computed at
       statutory tax rate                                       $    3,905     $    4,090      $    7,907     $    7,471
     Permanent differences                                    (         82)  (         32)   (        121)            30
     Investment Tax Credit                                    (        657)  (        876)   (      1,110)  (      1,560)
     Other                                                    (         69)  (        151)   (        253)  (         52)
                                                                ----------     ----------      ----------     ----------

     Income tax expense                                         $    3,097     $    3,031      $    6,423     $    5,889
                                                                ==========     ==========      ==========     ==========

     Upon privatization in the period when the government's ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred.

     Permanent differences consist primarily of tax-exempt income from the sale of marketable securities and interest income on commercial paper purchased, which are subject to a separate income tax rate of 20%.

     Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

                                                                                         December 31,          June 30,
                                                                                           2002                  2003
                                                                                         ----------            ------
                                                                                               NT$               NT$
                                                                                                            (Unaudited)

     Current:
          Provision for doubtful accounts                                                $    1,688            $    1,634
          Deferred income                                                                       989                   877
          Accrued pension costs                                                              14,823                15,073
          Prepaid card revenues (related liability is included in "other
              current liabilities")                                                             915                   875
          Other - net                                                                           145                   100
                                                                                         ----------            ----------
                                                                                             18,560                18,559
          Less - valuation allowance                                                          1,715                 1,661
                                                                                         ----------            ----------

                                                                                         $   16,845            $   16,898
                                                                                         ==========            ==========

     Non-current:
          Deferred income                                                                $    3,442            $    3,146
          Other                                                                               1,091                 1,040
                                                                                         ----------            ----------
                                                                                              4,533                 4,186
     Less - valuation allowance                                                               1,069                 1,021
                                                                                         ----------            ----------

                                                                                         $    3,464            $    3,165
                                                                                         ==========            ==========


     The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in Other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.


15. TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

     In addition, the Company acquired from TISE, an equity investee, several telecommunications exchange facilities and related supplies and replacement parts totaling NT$4,269 million (unaudited) and NT$2,437 million (unaudited) for the three months ended June 30, 2002 and 2003, respectively, and NT$4,272 million (unaudited) and NT$2,651 million (unaudited) for the six months ended June 30, 2002 and 2003, respectively. These transactions were conducted under normal commercial terms, the Company recorded payables to TISE as other current liabilities of NT$873 million as of December 31, 2002 and NT$274 million (unaudited) as of June 30, 2003, respectively.


16. COMMITMENTS AND CONTINGENT LIABILITIES

     As of December 31, 2002 and June 30, 2003, the Company had remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$ 4,231 million and NT$ 3,608 million (unaudited), respectively, and (b) acquisitions of telecommunications equipment of NT$ 14,611 million and NT$10,199 million (unaudited), respectively.

     The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:


                                                 December 31,        June 30,
                                                   2002              2003
                                               --------------    --------
                                                      NT$              NT$
                                                                   (Unaudited)

     Within the following year                     $    1,350        $    1,091
     During the second year                               596               575
     During the third year                                272               366
     During the fourth year                               136               221
     During the fifth year and thereafter                  74                98


     As of December 31, 2002 and June 30, 2003, the Company had unused letters of credit of NT$ 2,345 million and NT$13,423 million (unaudited), respectively.


17. LITIGATION

     The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

18. INFORMATION ON FINANCIAL INSTRUMENTS

     The non-derivative financial instruments are as follows:



                                                                 December 31, 2002                    June 30, 2003
                                                               ----------------------           -------------------------
                                                               Carrying         Fair            Carrying         Fair
                                                                Amount         Value            Amount           Value
                                                                ------        -------           ------          ------
                                                                 NT$              NT$             NT$             NT$

                                                                                               (Unaudited)     (Unaudited)


Assets
     Cash and cash equivalents                                $   7,652        $   7,652       $  16,671        $  16,671
     Investments in unconsolidated companies,
         accounted for using the equity method                    1,417            1,952           1,349            1,824
     Refundable deposits (included in
         "other assets - other")                                  2,759            2,759           2,711            2,711
Liabilities
     Customers' deposits                                         11,975            9,004          11,390            8,548
     Long-term loans                                             17,700           17,700             700              700


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     a. Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

     b. Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies since the quoted market prices are not available.

     c. Refundable deposits. The carrying amounts approximate fair values since the average lease term associated with these deposits is approximately one year.

     d. Customers' deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

     e. Long-term loans. The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.


19. SEGMENT REPORTING

     SFAS No. 131 - "Disclosure about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in the financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

     o   Local operations - the provision of local telephone services;

     o   DLD operations - the provision of domestic long distance call services;

     o ILD operations - the provision of international long distance call services;

     o   Cellular operations - the provision of cellular and related services;

     o   Paging operation - the provision of paging and related services;

     o Internet and data operation - the provision of Internet access, lease line, and related services;

     o All other operations - the services other than the above six categories, such as carrying out project research and providing training.

     The operating segments are managed separately as each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

     The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company's chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company's primary measure of segment profit is based on income or loss from operations.

     a. Business Segments:


         As of and for the three months ended June 30, 2002 (Unaudited)
         --------------------------------------------------------------


                                                           Fixed-Line                             Internet
                                              ----------------------------      Cellular           and        All
                                               Local        DLD        ILD      Service   Paging   Data       Other     Total
                                              --------    ------     ------     --------  ------  ------     -----     -----
                                                 NT$         NT$       NT$        NT$       NT$      NT$       NT$        NT$



Service revenues for reportable segments       16,187        3,899      4,181   15,900       267     9,876       716     51,026
  Elimination of intersegment amount         (  4,072)      (  503)    (    -)   ( 211)    (   1)   (2,275)    (   -)    (7,062)
  US GAAP adjustments                             437       (   19)    (   17)   (  27)    (   2)    ( 105)    (   6)       315
                                             --------     --------   --------   ------    ------  --------   -------   --------
Total service revenues from external
  customers                                    12,552        3,377      4,164   15,716       264     7,496       710     44,279
                                             ========     ========   ========   ======    ======  ========   =======   ========

Operating costs and expenses, excluding
  depreciation and amortization                 8,200        1,681      2,713    7,024       262     4,166        37     24,083
    Elimination of intersegment amount       (    814)      (1,258)    (  575)  (3,209)   (   46)   (1,133)    (  27)   ( 7,062)
    US GAAP adjustments                           484       (    8)    (   11)  (   91)   (    2)       86       152        610
                                             --------     --------   --------   ------    ------  --------   -------   --------
                                                7,870          415      2,127    3,724       214     3,119       162     17,631
                                             ========     ========   ========   ======    ======  ========   =======   --------
    Unallocated corporate amount                                                                                          1,187
                                                                                                                       --------
Total operating costs and expenses,
  excluding depreciation and amortization                                                                                18,818
                                                                                                                       ========

Depreciation and amortization                   6,022          230        184    1,682       100     2,250        50     10,518
  US GAAP adjustments                        (     61)      (    1)         2   (   15)   (    1)  (    24)   (    2)   (   102)
                                             --------     --------   --------   ------    ------   -------    ------   --------
                                                5,961          229        186    1,667        99     2,226        48     10,416
                                             ========     ========   ========   ======    ======   =======    ======   ========
   Unallocated corporate amount                                                                                              34
                                                                                                                       --------
Total Depreciation and Amortization                                                                                      10,450
                                                                                                                       ========
Income from operations
                                                1,965        1,988      1,284    7,194)   (   95)    3,460       629     16,425
  Elimination of intersegment amount           (3,258)         755        575    2,998        45   ( 1,142)       27          -
  US GAAP adjustments                              14       (   10)    (    8)     133         1      (167)   (  156)   (   193)
                                             --------     --------   --------   ------    ------  --------   -------   --------
                                             (  1,279)       2,733      1,851   10,325    (   49)    2,151       500     16,232
                                             ========     ========   ========   ======    ======  ========   =======   ========

  Unallocated corporate amount                                                                                          ( 1,221)
                                                                                                                       --------
Total income from operations                                                                                             15,011
                                                                                                                       ========
                                       26



Income before income tax                        2,060        2,032      1,331    7,346    (   96)    3,483       628     16,784
  Elimination of intersegment amount           (3,258)         755        575    2,998        45    (1,142)       27          -
  US GAAP adjustments                              78         ( 13)         6      135         1   (   165)   (  153)  (    111)
                                             --------     --------   --------   ------    ------  --------   -------   --------
                                             (  1,120)      (2,774)     1,912   10,479    (   50)    2,176       502     16,673
                                             ========     ========   ========   ======    ======  ========   =======   ========
  Unallocated corporate amount                                                                                         (  1,056)
Total income before income tax                                                                                         --------
                                                                                                                         15,617

As of and for the three months ended June 30, 2003 (Unaudited)
--------------------------------------------------------------

                                                           Fixed-Line                             Internet
                                              ----------------------------      Cellular           and        All
                                               Local        DLD        ILD      Service   Paging   Data       Other     Total
                                              --------    ------     ------     --------  ------  ------     -----     -----
                                                 NT$         NT$       NT$        NT$       NT$      NT$       NT$        NT$



Service revenues for reportable segments       15,381        4,124      3,909   16,602       180    10,964       714     51,874
  Elimination of intersegment amount          ( 3,898)      (  693)         -   (  239)   (    1)   (2,056)        -     (6,887)
  US GAAP adjustments                             622            6          9       69         -         2     (   7)       701
                                             --------     --------   -------- --------  --------  --------   -------  ---------
Total service  revenues from external
  customers                                    12,105        3,437      3,918   16,432       179     8,910       707     45,688
                                             ========     ========   ======== ========= ========  ========   =======  =========

Operating costs and expenses, excluding
  depreciation and amortization                 7,837        1,607      2,768    6,968       128     4,925       113     24,346
    Elimination of intersegment amount        (   976)      (1,136)    (  727)  (2,913)   (   21)   (1,087)    (  27)    (6,887)
    US GAAP adjustments                           573           17         30       78         3       243        83      1,027
                                             --------     --------   -------- --------  --------  --------  --------    -------
                                                7,434          488      2,071    4,133       110     4,081       169     18,486
                                             ========     ========   ======== ========  ========  ========  ========  =========
    Unallocated corporate amount                                                                                            948
                                                                                                                        -------
Total operating costs and expenses, excluding
  depreciation and amortization                                                                                          19,434
                                                                                                                        =======

Depreciation and amortization                   5,756          311        153    1,393        78     2,539       220     10,450
  US GAAP adjustments                         (    62)      (    2)    (    2) (    13)   (    1)  (    18)   (    1)  (     99)
                                             --------     --------  ---------  -------  --------   -------   -------  ---------
                                                5,694          309        151    1,380        77     2,521       219     10,351
                                             ========     ========   ======== ========  ========  ========   =======  =========
  Unallocated corporate amount                                                                                               48
                                                                                                                       --------
Total depreciation and amortization                                                                                      10,399
                                                                                                                       ========

Income from operations                          1,788        2,206        988    8,241    (   26)    3,500       381     17,078
   Elimination of intersegment amount          (2,922)         443        727    2,674        20    (  969)       27          -
   US GAAP adjustments                        (   111)      (    9)    (   19)       4    (    2)   (  223)    (  89) (     227)
                                             --------      -------   -------- -------- ---------  --------   -------  ---------
                                              ( 1,023)      (2,640)     1,696   10,919    (    8)    2,308       319     16,851
                                             ========      =======   ======== ======== =========  ========   =======  =========
   Unallocated corporate amount                                                                                       (     996)
                                                                                                                      ---------
Total income from operations                                                                                             15,855
                                                                                                                      =========

Income before income tax                        1,909        2,229        975    8,303    (   25)    3,605       373     17,369
  Elimination of intersegment amount          ( 2,922)         443        727    2,674        20    (  969)       27          -
  US GAAP adjustments                             255       (    5)   (    14)      18    (    1)   (  178)     ( 75)  (     30)
                                            ---------      -------   --------  -------  --------  --------    ------  ---------
                                              (   788)      (2,667)     1,688   10,995    (    6)    2,458       325     17,339
                                             ========      =======   ========  =======  ========  ========    ======  =========
  Unallocated corporate amount                                                                                         (    977)
Total income before income tax                                                                                         --------
                                                                                                                         16,362
                                                                                                                       ========

As of and for the six months ended June 30, 2002 (Unaudited)
------------------------------------------------------------

                                                           Fixed-Line                             Internet
                                              ----------------------------      Cellular           and        All
                                               Local        DLD        ILD      Service   Paging   Data       Other     Total
                                              --------    ------     ------     --------  ------  ------     -----     -----
                                                 NT$         NT$       NT$        NT$       NT$      NT$       NT$        NT$



Service revenues for reportable segments       32,744        7,901      7,723   31,058       556    19,913     1,248    101,143
  Elimination of intersegment amount           (8,440)      (  969)    (    -)   ( 439)    (   2)   (4,679)    (   -)   (14,529)
  US GAAP adjustments                             920       (   41)    (   62)     205     (   5)   (  148)    (  11)       858
                                             --------     --------  --------- --------  --------  --------    ------   --------
Total service  revenues from external
  customers                                    25,224        6,891      7,661   30,824       549    15,086     1,237     87,472
                                              =======     ========  ========= ========  ========  ========  ========   ========

Operating costs and expenses, excluding
  depreciation and amortization                15,689        3,541      5,080   13,799       473     8,656       277     47,515
    Elimination of intersegment amount         (1,525)      (2,648)    (1,132)  (6,522)   (   98)   (2,515)   (   89)   (14,529
    US GAAP adjustments                         1,154           42         56       89         6       248       165      1,760
                                             --------     --------   -------- --------  --------  --------  --------   --------
                                               15,318          935      4,004    7,366       381     6,389       353     34,746
                                             ========     ========   ======== ========  ========  ========  ========   ========
    Unallocated corporate amount                                                                                          2,011
                                                                                                                        -------
Total operating costs and expenses, excluding
  depreciation and amortization                                                                                          36,757
                                                                                                                        =======

  Depreciation and amortization                11,876          585        318    2,738       211     4,319       230     20,277
    US GAAP adjustments                       (   137)      (    7)   (     2)  (   25)  (     2)  (    31)   (    3)  (    207)
                                             --------     --------  --------- --------  --------  --------    ------   --------
                                               11,739          578        316    2,713       209     4,288       227     20,070
                                              =======     ========  ========= ========  ========  ========    ======   ========
   Unallocated corporate amount                                                                                              66
                                                                                                                       --------
Total depreciation and amortization                                                                                      20,136
                                                                                                                       ========

Income from operations                          5,179        3,775      2,325   14,521   (   128)    6,938       741     33,351
  Elimination of intersegment amount           (6,915)       1,679      1,132    6,083        96    (2,164)       89          -
  US GAAP adjustments                         (    97)      (   76)   (   116)     141   (    91)      365     ( 173)  (    695)
                                             --------     --------  --------- --------  --------  --------    ------   --------
                                              ( 1,833)       5,378      3,341   20,745   (    41)    4,409       657     32,656
                                             ========     ========  ========= ========  ========  ========    ======   ========


                                      27



  Unallocated corporate amount                                                                                         (  2,077)
                                                                                                                      ---------
   Total Income from operations                                                                                          30,579
                                                                                                                      =========

  Income before income tax                      5,082        3,797      2,372   14,819  (    134)    6,992       718     33,646
    Elimination of intersegment amount        ( 6,915)       1,679      1,132    6,083        96    (2,164)       89          -
    US GAAP adjustments                           340       (   70)   (    89)     171  (      8)   (  358)     (150)  (    164)
                                              -------      -------  --------- --------  --------  --------    ------   --------
                                              ( 1,493)       5,406      3,415   21,073  (     46)    4,470       657     33,482
                                                                                                                       (  1,856)
                                                                                                                       --------
                                                                                                                         31,626
                                                                                                                       ========

As of and for the six months ended June 30, 2003 (unaudited)
------------------------------------------------------------

                                                           Fixed-Line                             Internet
                                              ----------------------------      Cellular           and        All
                                               Local        DLD        ILD      Service   Paging   Data       Other     Total
                                              --------    ------     ------     --------  ------  ------     -----     -----
                                                 NT$         NT$       NT$        NT$       NT$      NT$       NT$        NT$



Service revenues for reportable segments       30,882        8,048      7,727   32,617       366    21,470     1,144     102,25
  Elimination of intersegment amount           (8,059)      (1,361)         -  (   483)   (    2)   (4,006)        -   ( 13,911)
  US GAAP adjustments                           1,247           31         38      259         -         5)    (  13)     1,567
                                             --------     --------  --------- --------  --------  --------   -------  ---------
Total service revenues from external
  customers                                    24,070        6,718      7,765   32,393       364    17,469     1,131     89,910
                                             ========     ========  ========= ========= ========  ========   =======  =========

Operating costs and expenses, excluding
  depreciation and amortization                15,669        3,286      5,404   15,268       269     9,187       432     49,515
    Elimination of intersegment amount         (1,823)      (2,370)    (1,385)  (6,131)   (   43)   (2,088)   (   71)   (13,911)
    US GAAP adjustments                         1,542           47         77      205         7       537       217      2,632
                                             --------     --------   -------- --------  --------  --------   -------   --------
                                               15,388          963      4,096    9,342       233     7,636       578     38,236
                                             ========     ========   ======== ========  ========  ========   =======  =========
    Unallocated corporate amount                                                                                          1,830
Total operating costs and expenses, excluding                                                                           -------
  depreciation and amortization                                                                                          40,066
                                                                                                                        =======

  Depreciation and amortization                11,613          699        254    2,790       156     5,010       503     21,025
  US GAAP adjustments                        (    127)     (     7)  (      4) (    26) (      2)  (    35)    (   1)  (    202)
                                             --------     --------   -------- --------  --------  --------   -------   --------
                                               11,486          692        250    2,764       154     4,975       502     20,823
                                             ========     ========   ======== ========  ========  ========   ========   =======
   Unallocated corporate amount                                                                                              91
                                                                                                                        -------
Total depreciation and amortization                                                                                      20,914
                                                                                                                        =======

Income from operations                          3,600        4,063      2,069   14,559  (     59)    7,273       209     31,714
   Elimination of intersegment amount        (  6,236)       1,009      1,385    5,648        41    (1,918)       71          -
   US GAAP adjustments                       (    168)     (     9)   (    35)      80  (      5)   (  497)     (229)   (   863)
                                             --------     --------   -------- --------  --------  --------  --------   --------
                                             (  2,804)       5,063      3,419   20,287  (     23)    4,858        51     30,851
     Unallocated corporate amount                                                                                       ( 1,921)
                                                                                                                       --------
Total income from operations                                                                                             28,930
                                                                                                                       ========

Income before income tax                        3,643        4,104      2,046   14,682   (    59)     7,418      187     32,021
  Elimination of intersegment amount         (  6,236)       1,009      1,385    5,648        41    (1,918)       71          -
  US GAAP adjustments                        (    198)           2    (    18) (   125) (      3)   (  371)    ( 181)   (   248)
                                             --------    ---------   -------- --------  --------  --------   -------   --------
                                             (  2,395)       5,115      3,413   20,455  (     21)    5,129        77     31,773
                                             ========     ========  ========= ========  ========  ========   =======   ========
  Unallocated corporate amount                                                                                          ( 1,887)
                                                                                                                      ---------
Total income before income tax                                                                                           29,886
                                                                                                                      =========


     B. Geographic Information

         The Users of the Company's services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

                                                             Three Months Ended                 Six Months Ended
                                                                  June 30                              June 30
                                                         -----------------------------    -------------------------------
                                                              2002            2003             2002             2003
                                                         --------------     ----------    --------------      -----------
                                                               NT$             NT$            NT$              NT$
                                                                                          (Unaudited)      (Unaudited)


         Taiwan, ROC                                        $   42,662      $   44,015       $   84,376       $   86,837
         Overseas                                                1,617           1,673            3,096            3,073
                                                            ----------      ----------       ----------       ----------
         Total                                              $   44,279      $   45,688       $   87,472       $   89,910
                                                            ==========      ==========       ==========       ==========

     c. Gross sales to major customers

         The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

         The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.08 million and NT$0.06 million (unaudited) at December 31, 2002 and June 30, 2003, respectively, are located in Taiwan, ROC.